July 31, 2014

Via EDGAR and E-mail

Mr. David L. Orlic

Special Counsel, Office of Mergers and Acquisitions

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-9303

Re:	CONMED Corporation
Preliminary Proxy Statement on Schedule 14A
Filed July 29, 2014
File No. 000-16093

Dear Mr. Orlic:

On behalf of CONMED Corporation (“CONMED”), this letter responds to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated July 30, 2014 (the “Comment Letter”), with respect to the Preliminary Proxy Statement on Schedule 14A filed by CONMED on July 29, 2014 (File No. 000-16093). In connection with this response to the Comment Letter, CONMED today filed an amendment to the Preliminary Proxy Statement on Schedule 14A (the “Amendment”).

Set forth below are CONMED’s responses to the Staff’s comments in the Comment Letter. The headings and numbered items of this letter correspond to those in the Comment Letter. For your convenience, each of the comments from the Comment Letter is restated in italics prior to CONMED’s response. We are separately providing to you a redlined copy of the Amendment to aid in expediting your review.

Proposal One: Election of Directors, page 4

1.	Disclosure states the following: “The Company has no reason to believe that any Board-nominated director nominee will be unavailable or will decline to serve. In the event that any nominee should not continue to be available for election, however, the proxies will be voted for the election of such other persons as the Corporate Governance and Nominating Committee of the Board of Directors may recommend.” Please conform this standard to Rule 14a-4(c)(5).

Response: In response to the Staff’s comment, CONMED has revised the disclosure on page 4 of the Amendment to clarify that proxies may exercise discretionary authority to vote for an alternate director only if the Board-nominated director nominee is unable to serve or for good cause will not serve.

Proposal Three: Advisory Vote on Executive Compensation, page 9

2.	Please disclose the current frequency of shareholder advisory votes on executive compensation and when the next such vote will occur. See Item 24 of Schedule 14A.

Response: In response to the Staff’s comment, CONMED has added additional disclosure on page 9 of the Amendment.

Form of Proxy

3.	Please describe proposal 3 in a manner that is consistent with Rule 14a-21. See Question 169.07 of our Compliance and Disclosure Interpretations relating to Exchange Act Rules.

Response: In response to the Staff’s comment, CONMED has revised the description of Proposal Three on page 9 of the Amendment and in the proxy card in accordance with the Staff’s guidance provided in Question 169.07 of the Compliance and Disclosure Interpretations relating to Exchange Act Rules.

As requested, the Company acknowledges the following:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should any member of the Staff have questions with respect to the above response, please do not hesitate to contact Melissa Sawyer at (212) 558-4243 or Robert W. Downes at (212) 558- 4312 or me at (315) 624-3208.

Sincerely,

/s/ Daniel S. Jonas
Daniel S. Jonas, Esq.
Executive Vice President, Legal Affairs & General Counsel

cc:	Melissa Sawyer, Esq., Sullivan & Cromwell LLP

Robert W. Downes, Esq., Sullivan & Cromwell LLP